                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)

                        AMERICAN FILM TECHNOLOGIES, INC.

                                (NAME OF ISSUER)

                          COMMON STOCK, $.002 PAR VALUE

                         (Title of Class of Securities)

                                  026-038-30-7

                                 (CUSIP Number)

                                Gerald M. Wetzler
                               32-04 171st Street
                               Flushing, NY 11358
                                 (718) 358-3813

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 September 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

-------------------------------------------------------------------------------

CUSIP No.  026-038-30-7              SCHEDULE 13D                        Page 2
-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Gerald M. Wetzler
                ###-##-####
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------

    3      SEC USE ONLY
------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
           Not Applicable
------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
-------------------------------------------------------------------------------
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   84,000,000(1) Common Stock
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   84,000,000(1) Common Stock
               |-----|--------------------------------------------------------
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   -0-
---------------|-----|---------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON 84,000,000(1) Common Stock
------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            [ ]
------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                41%
------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*
                IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

 (1) See the information contained in Item 5 (a) of this Amendment No. 17

This Amendment No. 17 ("Am. No. 17"), filed on behalf of Gerald M. Wetzler, a citizen of the United States, amends and supplements the statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on October 25, 1993 with respect to Mr. Wetzler's ownership of common stock, par value $.0.002 per share, of American Film Technologies, Inc. (the "Issuer"), as previously amended by sixteen (16) separate amendments thereto, each filed with the Commission (as so previously amended, the "Schedule 13D"). Unless otherwise indicated, all information contained in the Schedule 13D shall not be invalidated by the filing of this Am. No. 17 and shall remain as true and correct as of the date hereof with reference to the facts in existence as of the date the Schedule 13D or amendment containing such information was filed with the Commission.

 Item 1. Security and Issuer

         Securities:

         Common Stock, $.002 par value ("Common Stock")

         Senior Secured
         Convertible Notes ("Notes")
         Please see Item 5

         Issuer: American Film Technologies, Inc.
                 300 Park Avenue, 17th Floor
                 New York, NY 10022

 Item 2. Identity and Background.

         A.   Gerald M. Wetzler
         B.   300 Park Avenue, 17th Floor, New York, NY 10022
         C.   Former Chairman of the Board and Chief Executive Officer of the
              Issuer - A new group acquired control on September 13, 1999
         D.   Mr. Wetzler has not, during the last five years, been convicted in a criminal proceeding.

         E. Mr. Wetzler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         F.  Citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds used to exercise options and purchase senior secured convertible notes were taken from Mr. Wetzler's private funds.

Item 4.  Purpose of Transaction.

         A. Since Am. No. 16, Mr. Wetzler disposed of 5,346,124 shares via sale in private placements at prices ranging from one to three cents. (See Form 4 filings)

         B. This Am. No. 17 includes among shares beneficially owned by Mr. Wetzler an additional:

             (1) 10,000,000 shares issuable upon exercise of options to purchase common stock at an exercise price of Six and Twenty-Eight Hundredths Cents ($0.0628) per share. These are part of an option to purchase 10,000,000 shares, which vested at 1 2/3% per month, commencing January 31, 1996 and were accelerated upon the change of control of the Company on September 13, 1999.

             (2) 23,100,000 shares issued upon exercise of option to purchase common stock at One Cent ($0.01) per share. This option was purchased by Mr. Wetzler from Issuer on September 12, 1997 for an aggregate price of $130,000 and the termination of options for which Mr. Wetzler had paid $640,000. This option vested on September 12, 1997. Mr. Wetzler exercised his option to purchase an additional 20,000,000 shares pursuant to a July 8, 1999 Agreement. The Agreement provided that $40,000 of Mr. Wetzler's Notes be cancelled and that Mr. Wetzler issue a non-recourse, non-negotiable promissory note in the amount of $160,000 bearing interest at 10% due November 7, 1999. Payment of the note was secured by (A) 6,500,000 of Mr. Wetzler's shares, (b) $30,000 in principal amount of Mr. Wetzler's Notes, (c) 2,200,000 of his brother's shares and (d) the 20,000,000 shares purchased. (See attached option exercise agreement).

             (3) 15,360,000 shares issuable upon conversion of $521,000 Senior
                 Secured Convertible Promissory Notes (the "Notes") at a conversion price equal to $.03 per share. The Notes were issued to Mr. Wetzler by Issuer on October 14, 1997, March 1998, April 1998, December 1998, April, 1999, May, 1999 and July 1999 and may be converted into shares of Common Stock at any time before the two year date of payment.

             (4) 25,000,000 shares of common stock issuable upon conversion of
                 September 13, 1999 senior secured convertible promissory note. Mr. Wetzler received on September 13, 1999 a zero coupon $750,000 senior secured convertible promissory note upon the change of control of the Company. The note was issued pursuant to Section 14(c)(ii) of Mr. Wetzler's Employment Agreement as amended. The note is convertible at .03 per share for two years from the date of issuance. (See Form 4 and Exhibit 7(B).

Item 5.  Interest in Securities of Issuer.

         A. 84,000,000 shares of Common Stock representing 41% of the Common Stock outstanding as of September 30, 1999. Section 13(d) of the Securities Exchange Act of 1934, as amended ("Section 13(d)") only obligates Mr. Wetzler to report beneficial ownership as to those shares of Common Stock that he has the right to acquire within sixty (60) days.

         B. Mr. Wetzler has sole voting and investment power over 84,000,000 shares of Common Stock.

         C. A new Board of Directors was elected on September 13, 1999 and a new Chairman and CEO was elected on that date.

         D.  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         (A) July 8, 1999 Option Exercise Agreement. Mr. Wetzler was issued 20,000,000 shares upon exercise of his option to purchase common stock at an exercise price of one cent (.01) per share. (See Item 4
             (2) above.

         (B) September 13, 1999 Security Agreement. (See Items 5 above). Mr. Wetzler was issued a senior secured convertible note on September 13, 1999 (See Item 4 (4) above).

 Item 7. Material to be Filed as Exhibits.

         (A) The aforementioned July 8, 1999 Option Exercise Agreement.

         (B) The September 13, 1999 Security Agreement.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 1999                             /s/ Gerald M. Wetzler
Date                                            -----------------
                                                Gerald M. Wetzler

                            OPTION EXERCISE AGREEMENT

          This Agreement is made and entered into as of the 8th day of July 1999 by and between Gerald Wetzler ("Wetzler") and American Film Technologies, Inc., a Delaware corporation ("AFT").

          Whereas, Wetzler and AFT are parties to a Stock Option Agreement, dated September 12, 1997 (the "SOA"), covering 30,000,000 shares of the Common Stock, par value $.002 per share (the "Shares"), pursuant to which Wetzler has to the right to acquire each Share at a purchase price of $.01 per Share through September 12, 1999; and

          Whereas, Wetzler has exercised the SOA to the extent of 6,100,000 Shares leaving 23,100,000 Shares available for exercise; and

          Whereas, Wetzler has notified AFT that he is desirous of exercising the SOA to the extent of 20,000,000 Shares (the "Exercise Shares"); and

          Whereas, at a Board of Directors meeting held on July 8, 1999, the Board of Directors, with Wetzler abstaining, authorized the sale of the Exercise Shares to Wetzler upon the terms and set forth in the Agreement.

          Now, Therefore, in consideration of the foregoing the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

          1. Wetzler hereby exercises the SOA to the extent of the Exercise Shares at the exercise price of $.01 per Share for an aggregate exercise price of $200,000 (the "Exercise Price")

          2. The exercise price shall be payable as follows:

                  a. Wetzler is the holder of a Senior Secured Convertible Promissory Note, dated as of October 14, 1997, due October 13, 1999, in the principal amount of $400,000 (the "Secured Note"). Wetzler agrees, and AFT hereby accepts, to pay the aggregate par value of the Exercise Shares as permitted by Section 152 of the Delaware General Corporation Law, by the cancellation of $40,000 principal amount of the Secured Note (the "Cash Payment"). Wetzler shall return the Secured Note to AFT for cancellation solely as to the Cash Payment and AFT shall reissue to Wetzler new Secured Note(s) in the aggregate principal amount of $360,000 (the "New Secured Notes").

                  b. In payment of the balance of the Exercise Price, Wetzler shall issue to AFT a nonrecourse non-negotiable promissory note in the amount of $160,000 bearing interest at 10% per annum, principal and interest payable not later than 5:00 P.M., New York Time, November 7, 1999 (the "Wetzler Note") in substantially the form as attached hereto.

                  c. Payment of the Wetzler Note shall be secured by (i) the Exercise Shares, (ii) 6,500,000 validly issued, fully paid and non-assessable shares of AFT Common Stock currently owned by Wetzler free and clear of any liens or encumbrances (the "Old Shares"), (iii) $330,000 in principal amount of the New Secured Notes and (iv) 2,200,000 fully paid and non-assessable shares of Common Stock owned by Wetzler's brother, Leonard Wetzler, free and clear of any liens and encumbrances (the "Brother's Shares"), to be held and distributed as provided in Section 3), below (the "Collateral").

                  d. The Exercise Shares shall be fully paid and non-assessable as provided in Section 152 under the Delaware General Corporation Law.

         3. Wetzler hereby agrees to deposit the stock certificates and the $30,000 New Secured Note representing the Collateral and the Wetzler Note as soon as practical with the law firm of Jacobson Mermelsteln & Squire, LLP (the "Escrow Agent") which shall hold the Collateral and the Wetzler Note to be disposed of as follows:

                  a. If the Escrow Agent has not received written notice signed by AFT (through the signature of an independent Director) and Wetzler by 5:00 P.M., New York Time, on November 7, 1999, that AFT has received good funds in the amount of $160,000 plus all accrued and unpaid interest in respect of the Wetzler Note through such date, then the Escrow Agent shall forward the stock certificates constituting part of the Collateral to AFT's transfer agent with instructions to cancel such certificates, not to issue any replacement certificates and advising that the Exercised Shares, the Old Shares and the Brother's Shares shall be treated as treasury shares and no longer owned by Wetzler or his brother. The $30,000 New Secured Note shall be marked "cancelled", returned to AFT and shall be of no further force and effect. The Cash Payment shall not be returned to Wetzler. Copies of such written notice to the transfer agent by the Escrow Agent shall also be provided to AFT and Wetzler. The Wetzler Note shall be marked "cancelled" and returned to Wetzler.

                  b. If Escrow Agent receives written notice signed by AFT (through the signature of an independent Director) and Wetzler on or before 5:00 P.M., New York Time, on November 7, 1999, that AFT has received good funds in the amount of $160,000 plus all accrued and unpaid interest in respect of the Wetzler Note through such date, then the Escrow Agent shall return the certificates representing the Exercise Shares, the Old Shares and the $30,000 New Secured Note to Wetzler, the Brother's Shares to Wetzler's brother and provide AFT with written notice thereof. The Wetzler Note shall be cancelled and marked "paid" and returned to Wetzler.

                  c. The Escrow Agent undertakes to perform only such duties as are expressly set forth herein. The Escrow Agent may rely and shall be protected in acting or restraining from acting upon any written notice, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for any action taken by it in good faith and believed by it to be authorized or within the rights or powers conferred upon it by this Agreement, and may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. AFT and Wetzler hereby agree to jointly and severally pay the Escrow Agent reasonable compensation for the services to be rendered hereunder and will jointly and severally pay or reimburse the Escrow Agent upon request for all expenses, disbursements and advances, including reasonable attorneys fees, incurred or made by it in connection with carrying out its duties hereunder. AFT and Wetzler are to jointly and severally indemnify the Escrow Agent for, and to hold it harmless against loss, liability or expenses incurred without negligence or bad faith on the part of the Escrow Agent, arising out of or in connection with its entering into this Agreement and carrying out its duties hereunder, including the costs and expenses of defending itself against any claim of liability. The duties and responsibilities of the Escrow Agent hereunder shall be determined solely by the express provisions of this Escrow Agreement, and no other or further duties of responsibilities shall be implied. Upon delivery by the Escrow Agent as provided above, this Agreement shall terminate.

         4. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware.

         5. Any and all notices hereunder shall be given to Wetzler, AFT or Leonard Wetzler to the addresses reflected on the records of AFT or at such other address as may be designated in writing to all other persons signing this Agreement in the manner prescribed in this Section 5. Any notice to the Escrow Agent shall be addressed to the Escrow Agent, c/o Lee Mermelstein, Esq., 52 Vanderbilt Avenue, New York, New York 10017. All such notices shall be sufficiently given when deposited so addressed, postage prepaid in the United States Mails.

         In Witness Whereof, the parties hereto have executed this Option Exercise Agreement as of the 8th day of July, 1999.

American Film Technologies, Inc.               Gerald M. Wetzler


By:    Gerald M. Wetzler                         Gerald M. Wetzler
   -----------------------------               ----------------------

By executing this Agreement below, Leonard Wetzler hereby solely agrees to deliver or cause to be delivered certificates representing the Brother's Shares to the Escrow Agent and agrees to be bound by the provisions of Section 3a. and 3.b. above relating to the Brother's Shares as part of the Collateral which shall be subject to cancellation and return to AFT in the event of Wetzler's failure to pay the Wetzler Note as provided above.

Dated: as of June 8, 1999                      Leonard Wetzler
                                            ---------------------
                                               Leonard Wetzler

The undersigned, as Escrow Agent, hereby agrees solely to the provisions of
Section 3 above this 8th day of July, 1999.

Jacobson, Mermelstein & Squire, LLP


By:   By:  Lee Mermelstein
    --------------------------------

                     NON-RECOURSE NON-NEGOTIABLE PROMISSORY NOTE


$160,000.00                                                   Date: July 8, 1999

          FOR VALUE RECEIVED, Gerald Wetzler ("Debtor") promises to pay to American Film Technologies, Inc., a Delaware corporation (the "Holder"), at such place as may be designated in writing by the Holder, the principal sum of One Hundred Sixty Thousand Dollars ($160,000.00) with interest at the rate of ten percent (10%) per annum on the unpaid principal balance not later than 5:00 P.M., New York Time, November 7, 1999 (the "Due Date").

          This Note may be prepaid, in whole or in part, without premium or penalty. All payments, including but not limited to prepayments, if any, shall be applied first to accrued interest, if any, and then, and only then, to the remaining principal balance.

          This Note is issued pursuant to a Stock Exercise Agreement, dated July 8, 1999, between the Debtor and the Holder (the "Agreement"; terms defined in the Agreement shall have their defined meanings when capitalized and used in this Note) and is entitled to the benefits thereof. In the event of the Debtor's failure to pay the principal and accrued and unpaid interest on or before the Due Date, then the sole remedy of the Holder shall be as provided in the Agreement relating to the Collateral described therein and Debtor shall have no further personal liability or obligation with respect to this Note which shall be thereafter cancelled and be of no further force and effect as provided in the Agreement. Presentment, demand, protest or notice of any kind (other than notice as provided in the Agreement) are expressly waived.

          No delay by omission of the Holder to exercise any right or power arising from any default shall impair any such right or power or be considered to be a waiver of any such default or any acquiescence therein, nor shall this
Note in case of default on the part of the undersigned impair any right or power resulting therefrom.

          This Note is entered into in accordance with the laws of the State of Delaware.


                                                    Gerald M. Wetzler
                                                 -------------------------
                                                    Gerald M. Wetzler

                               SECURITY AGREEMENT

     THIS SECURITY AGREEMENT (this "Agreement"), dated as of September 13, 1999, is entered into among AMERICAN FILM TECHNOLOGIES, INC., a Delaware corporation, with offices at 300 Park Avenue, 17th Floor, New York, New York 10022 (the "Debtor"), on the one hand, and Gerald M. Wetzler (the "secured party") set forth on the signature page hereof, on the other hand.

                                   WITNESSETH:

     WHEREAS, the Company entered into an Employment Agreement with Gerald M. Wetzler on January 1, 1996;

     WHEREAS, the agreement provided in Section 14 (c) (II) that Mr. Wetzler would receive $750,000 in cash immediately if his agreement is terminated pursuant to a change of control as defined in Section 12 (e); and

     WHEREAS, the Board of Directors modified Section 14 (c) (II) of the Agreement to provide that instead of receiving $750,000 in cash, Mr. Wetzler would receive a two year non-interest bearing convertible Senior Secured promissory note; and


     NOW, THEREFORE, in consideration of the foregoing, the mutual promises contained herein and other good and valuable consideration the company and Mr. Wetzler agree as follows:

     1. DEFINITIONS

        In addition to the definitions set forth above, the following terms as used in this Agreement shall have the following definitions:

        1.1 The term "the Code" means and refers to the New York Uniform Commercial Code, and any and all terms used in this Agreement which are defined in the Code shall be construed and defined in accordance with the meaning and definition ascribed to such terms under the Code.



        1.2 The term "Collateral" means and includes all of the assets of the Company whether tangible or intangible, currently owned or hereinafter acquired including but not limited to:

            A. all patents, patent applications, inventions and improvements owned by Debtor and listed on Schedule A attached hereto;


            B. all copyrighted films owned by Debtor and listed on Schedule B attached hereto;

            C. all internet names owned by debtor and listed on schedule C
               Attached hereto;

            D. all cash, securities, deposits or cash equivalents;

            E. all accounts receivable;

            F. all real estate, furniture, fixtures and equipment;

            G. all inventory, raw materials and work in process;

            H. all proceeds of any of the foregoing.

        1.3 The term "Event of Default" means the occurrence of any one of the events set forth in Section 4 of this Agreement.

        1.4 The term "Insolvency Proceeding" means and includes any proceeding commenced by or against any person or entity under any provision of the federal Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including, but not limited to, assignments for the benefit of creditors, formal or informal moratoriums, compositions or extensions generally with its creditors.

        1.5 The term "Notes" means and refers to the Senior Secured Convertible Promissory Notes in the October 14, 1997 Senior Secured Convertible Note Agreement and subsequent Agreements, including this Agreement executed on September 13, 1999 by Debtor.

        1.6 The term "Obligations" means and refers to the obligations evidenced by the note and all Secured Party Expenses which Debtor is required to pay or reimburse by this Agreement.

        1.7 The term "Secured Party Expenses" means and includes: costs, fees (including reasonable attorneys' fees) and expenses incurred by Secured Party to correct any default or enforce any provision of this Agreement or the Note, or in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale and/or advertising to sell the Collateral, whether or not a sale is consummated.

     2. CREATION OF SECURITY INTEREST
        -----------------------------

        2.1 Debtor hereby grants to each of the Secured Parties a continuing first priority security interest in all the Collateral in order to secure prompt repayment of any and all Obligations, which security interest is pari passu with the security interests granted to the holders of the other Notes.

        2.2 Debtor shall execute and deliver to Secured Party, concurrent with Debtor's execution of this Agreement, and at any time or times hereafter at the request of Secured Party, all financing statements, continuation financing statements, security agreements, assignments, applications for title, notices, letters of authority and all other documents that Secured Party may reasonably request, in form satisfactory to Secured Party, to perfect and maintain perfected Secured Party's security interest in the Collateral.

     3. EVENTS OF DEFAULT
        -----------------

          Any one or more of the following events shall constitute an Event of Default by Debtor under this Agreement:

        3.1 Any Event of Default by Debtor under any of the Notes;

        3.2 If Debtor, within five (5) days following written notice to Debtor, fails to cure any default in payment, when due and payable or when declared due and payable, of all or any portion of the Obligations owing to any Secured Party; or

        3.3 If Debtor, within thirty (30) days following written notice to Debtor, fails to cure any breach of any term, provision, condition, covenant, agreement, warranty or representation contained in this Agreement.

     4. SECURED PARTY'S RIGHTS AND REMEDIES
        -----------------------------------

        4.1 Upon the occurrence of an Event of Default by Debtor under this Agreement, the Secured Party may, at his election, do any one or more of the following, all of which are authorized by Debtor:


            A. Declare all Obligations immediately due and payable;

            B. Endorse Debtor's name on all applications, documents, papers and instruments necessary or desirable for Debtor in its use of the Collateral;

            C. Take any other action with respect to the Collateral as Secured
               Party deems in its best interest;

            D. Grant or issue any exclusive or non-exclusive license under the
               Collateral;

            E. Assign, pledge, convey, or otherwise transfer title in or dispose or any of the Collateral to anyone; and

            F. (i) Require Debtor to take such other action as Agent may request to grant, perfect and protect the assignment to a purchaser at a foreclosure proceeding of all right, title and interest in and to the Collateral, and (ii) without notice, except as specified below, sell the Collateral or any part thereof in one or more parcels at a public or private sale, at any of the Agent's offices or elsewhere for cash, on credit, or future delivery, and upon such other terms as Agent may deem commercially reasonable. Agent shall not be obligated to make any sales of the Collateral, regardless of any notice of sale having been given. Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefore, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Agent may apply proceeds of the Collateral against the Obligations in such order and manner as Agent may elect.

        4.2 Agent shall give notice of any action described in Section 4.1 hereof as follows:

            A. Agent shall give Debtor and each holder of a security interest in the Collateral who has filed with Agent a written request for notice, a notice in writing of the occurrence of such Event of Default and the action which Agent intends to take as a result thereof;


            B. The notice shall be personally delivered or mailed, postage prepaid, to Debtor as provided in Section 6 of this Agreement, at least fifteen (15) calendar days before the date fixed for the sale (if applicable), or at least fifteen (15) calendar days before the date on or after which private sale or other disposition of the Collateral is to be made. Notice to persons other than Debtor claiming an interest in the Collateral shall be sent to such addresses as they have furnished to Agent;

            C. If Agent intends to make a public sale of the Collateral, Agent shall also give notice of the time and place by publishing a notice one time at least fifteen (15) calendar days before the date on or after which a private sale or other disposition of the Collateral is to be made. Notice to persons other than Debtor claiming an interest in the Collateral shall be sent to such addresses as they have furnished to Agent;


        4.3 Debtor shall pay all Agent Expenses incurred in connection with Agent's enforcement and exercise of any of its rights and remedies as herein provided.

        4.4 Any deficiency which exists after disposition of the Collateral as provided above will be paid by Debtor. Any excess will be returned to Debtor by Agent.

        4.5 Agent's rights and remedies under this Agreement and all other agreements shall be cumulative. No exercise by Agent of one right or remedy shall be deemed an election, and no waiver by Agent of any default on Debtor's part shall be deemed a continuing waiver. No delay by Agent shall constitute a waiver, election or acquiescence by it.

     8. GENERAL PROVISIONS
        ------------------

        8.1 Successors and Assigns. This Agreement shall bind and inure to the benefit of the respective successors and assigns of each of the parties; provided, however, that Debtor may not assign this Agreement or any rights hereunder without each of the Secured Party's or the Agent's prior written consent.

        8.2 Headings. Section headings and section numbers that have been set forth herein for convenience only. Unless the contrary is compelled by the context, everything contained in each section applies equally to this entire Agreement.

        8.3 Severability. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

        8.4 Amendment. This Agreement cannot be changed or terminated orally. All prior agreements, understandings, representations, warranties and negotiations, if any, are merged into this Agreement.

        8.5 Representation by Counsel. The parties hereto, and each of them, represent and warrant that in executing this Agreement, they have had an opportunity to read and understand this Agreement and to discuss and review the Agreement and their legal rights and obligations with respect thereto and the subject matter thereof with independently selected legal counsel ("Counsel") and in negotiating and executing this Agreement have relied solely upon their own judgment, belief and knowledge, and on the advice and recommendations of Counsel concerning the nature, extent and duration of their rights and claims.

        8.6 Construction, Interpretation. This Agreement shall not be construed against the party preparing it. Accordingly, any uncertainty or ambiguity shall not be against the drafting party and shall not be applicable.

        8.7 Counterparts. This Agreement may be executed in Counterparts, each of which, when so executed and delivered, shall be an original; however, such counterparts together shall constitute but one and the same Agreement.

         IN WITNESS WHEREOF, the parties have executed this Security Agreement as of the date first hereinabove written.

                            DEBTOR:

                            AMERICAN TECHNOLOGIES, INC., a Delaware corporation

                            By: Gerald M. Wetzler
                                ---------------------

                            Name: Gerald M. Wetzler
                                  -------------------

                            Title: Chairman & CEO
                                   ------------------


                            By: Gerald M. Wetzler
                                ---------------------
                                Gerald M. Wetzler

                                   Schedule A
                                   ----------
                         Patents and Patent Applications
                         -------------------------------

Patent No. 4,984,072
--------------------
Patent No. 5,093,717
--------------------
Patent No. 5,252,953
--------------------
Patent No. 5,534,915
--------------------

                                   Schedule B
                                   ----------
                                Copyrighted Films
                                -----------------
Terror By Night
Dressed to Kill
Woman In Green
Sherlock Holmes & The Secret Weapon
Outpost in Morocco
Gung Ho
Eternally Yours
The Scarlet Pimpernel
Black Dragons
Scared to Death
White Zombie

                                   Schedule B
                                   ----------
                               AFT Internet Names
                               ------------------

1. Hollywoodmovieclassics.com    NIC - 990603.8E6F

2. Hollywoodfilmclassics.com     NIC - 990603.9021

3. Americansportsclassics.com    NIC - 990603.9684

4. Americansportsclassics.com    NIC - 990603.9BD0

5. Americantvclassics.com        NIC - 990603.98C0

6. Televisionclassics.com        NIC - 990603.89C6